                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)



                         THERMADYNE HOLDINGS CORPORATION
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                                (Name of Issuer)


                Shares of Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    883435307
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                                 (CUSIP Number)


                                 October 2, 2003
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ]   Rule 13d-1(b)
       [X]   Rule 13d-1(c)
       [ ]   Rule 13d-1(d)

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CUSIP No. 883435307                   13G
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      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Greenlight Capital, L.L.C.   13-3886851
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                        (b) [ ]
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      3        SEC USE ONLY

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      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
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                                5        SOLE VOTING POWER

                                         383,700
       NUMBER OF               -------------------------------------------------
         SHARES                 6        SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                         0
          EACH                 -------------------------------------------------
       REPORTING                7        SOLE DISPOSITIVE POWER
      PERSON WITH
                                         383,700
                               -------------------------------------------------
                                8        SHARED DISPOSITIVE POWER

                                         0
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      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               383,700
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     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*                                                      [ ]

--------------------------------------------------------------------------------
     11
               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               2.9%**
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     12        TYPE OF REPORTING PERSON*

               OO
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         *SEE INSTRUCTIONS BEFORE FILLING OUT
         **SEE ITEM 4(b).

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CUSIP No. 883435307                   13G                    13-3871632
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      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Greenlight Capital, Inc.
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY

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      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
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                                5        SOLE VOTING POWER

                                         359,600
                               -------------------------------------------------
     NUMBER OF                  6        SHARED VOTING POWER
       SHARES
    BENEFICIALLY                         0
      OWNED BY                 -------------------------------------------------
        EACH                    7        SOLE DISPOSITIVE POWER
     REPORTING
    PERSON WITH                          359,600
                               -------------------------------------------------
                                8        SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               359,600
--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*                                                      [ ]

--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               2.7%
--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

               CO
--------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT
         **SEE ITEM 4(b).

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CUSIP No. 883435307                   13G
-------------------                                         --------------------

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      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               David Einhorn
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                        (b) [ ]
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      3        SEC USE ONLY

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      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S. Citizen
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                                5        SOLE VOTING POWER

                                         743,300
                               -------------------------------------------------
     NUMBER OF                  6        SHARED VOTING POWER
       SHARES
    BENEFICIALLY                         0
      OWNED BY                 -------------------------------------------------
        EACH                    7        SOLE DISPOSITIVE POWER
     REPORTING
    PERSON WITH                          743,300
                               -------------------------------------------------
                                8        SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               743,300
--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*                                                      [ ]

--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               5.6%
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     12        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT
         **SEE ITEM 4(b).

                                  SCHEDULE 13G

         This Schedule 13G (the "Schedule 13G"), is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight LLC"), Greenlight Capital, Inc., a Delaware corporation ("Greenlight Inc." and together with Greenlight LLC, "Greenlight") and Mr. David Einhorn, principal of Greenlight.

         This Schedule 13G relates to shares of Common Stock of the Issuer purchased by Greenlight for the account of (i) Greenlight Capital, L.P., of which Greenlight LLC is the general partner, (ii) Greenlight Capital Qualified, L.P., of which Greenlight LLC is the general partner and (iii) Greenlight Capital Offshore, Ltd., to which Greenlight Inc. acts as investment advisor.

ITEM 1(a)         NAME OF ISSUER.

                  Thermadyne Holdings Corporation

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  16052 Swingley Ridge Road
                  Suite 300
                  Chesterfield, Missouri  63017

ITEM 2(a)         NAME OF PERSON FILING.

                  David Einhorn, Greenlight Capital, L.L.C. and Greenlight Capital, Inc.

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE.

                  420 Lexington Ave., Suite 1740
                  New York, New York  10170

ITEM 2(c)         CITIZENSHIP OR PLACE OF ORGANIZATION.

                  Greenlight LLC is a limited liability company organized under the laws of the State of Delaware. Greenlight Inc. is a corporation organized under the laws of the state of Delaware. David Einhorn is the principal of Greenlight and a United States citizen.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES.

                  Common Stock, $0.01 par value, per share, of the Issuer.

ITEM 2(e)         CUSIP NUMBER.

                  883435307

ITEM 3            REPORTING PERSON.

                  Inapplicable.

ITEM 4            OWNERSHIP.

                  (a) Greenlight and Mr. Einhorn are the beneficial owners of 743,300 shares of Common Stock.

                  (b) Greenlight and Mr. Einhorn are the beneficial owners of 5.6% of the outstanding shares of Common Stock. This percentage was determined by dividing 743,300 by 13,300,000, the number of shares of Common Stock outstanding as of July 31, 2003, as reported in the Issuer's Form 10-Q filed August 14, 2003.

                  (c) Greenlight has the sole power to vote and dispose of the 743,300 shares of Common Stock beneficially owned by it. As the principal of Greenlight, Mr. Einhorn may direct the vote and disposition of the 743,300 shares of Common Stock beneficially owned by Greenlight.

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Inapplicable.

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Inapplicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Inapplicable.

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Inapplicable.

ITEM 9            NOTICE OF DISSOLUTION OF GROUP.

                  Inapplicable.

ITEM 10           CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS          EXHIBIT 99

                  Joint Filing Agreement dated October 13, 2003, between Greenlight and David Einhorn.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Date:  October 13, 2003

                                     Greenlight Capital, L.L.C.


                                     By: /S/ DAVID EINHORN
                                         ---------------------------------------
                                         David Einhorn, Managing Member


                                     Greenlight Capital, Inc.


                                     By: /S/ DAVID EINHORN
                                         ---------------------------------------
                                         David Einhorn, President


                                     /S/ DAVID EINHORN
                                     -------------------------------------------
                                     David Einhorn